SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 5, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .

BERTEL KARLSTEDT APPOINTED PRESIDENT OF METSO PAPER
SIGNATURES

BERTEL KARLSTEDT APPOINTED PRESIDENT OF METSO PAPER

(Helsinki, Finland, February 5, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) Board of Directors has appointed Bertel Karlstedt (40), M.Sc.(Eng.), as President of Metso’s fiber and paper technology business area, Metso Paper as of March 1, 2003. He will also become a member of Metso’s Executive Board. Karldstedt is currently President of Metso Paper’s Paper Making Lines. Arto Aaltonen will continue as Executive Vice President of Metso Paper.

Metso Paper’s current President, Juhani Pakkala will retire on July 31, 2003 and will remain a member of Metso Paper’s Board of Directors. Pakkala joined Valmet Corporation in 1970 and has held several executive positions in the company in Finland, Canada and the USA. Under his leadership, Metso Paper has grown into the market and technology leader in its industry. On the basis of his vast experience, Pakkala will support the implementation of Metso Paper’s new operating model.

In accordance with its new operating model, effective on March 1, 2003, the following executives have been appointed to direct Metso Paper’s new customer business lines:

Paper Business Line	Hannu Mälkiä, M.Sc.(Eng.), location Jyväskylä, Finland, directs currently Metso Paper’s Mechanical Pulping business line.

Board Business Line	Kaj Lindroos, M.Sc.(Eng.), location Järvenpää, Finland, currently the General Manager of Metso Paper’s Coaters and Reels business unit.

Mechanical Pulping Business Line	Arto Aaltonen, M.Sc.(Eng.), location Helsinki, Finland, head of the business line in addition to his duties as Executive Vice President of Metso Paper.

Chemical Pulping Business Line	Hannu Hakamäki, M.Sc.(Eng.), location Pori, Finland, directs currently Metso Paper’s Chemical Pulping business line.

Service Business Line	Jukka Tiitinen, M.Sc.(Eng.), location Helsinki, Finland, directs currently Metso Paper Service.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date February 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation